Exhibit 21.1

Subsidiaries of Coursera, Inc

Subsidiary	Jurisdiction
Coursera India Private Limited	India
Coursera UK Limited	United Kingdom
Coursera Canada Limited	Canada
Coursera FZ-LLC	United Arab Emirates
Shanghai Kehai Management Consulting Co., Ltd.	China
Coursera Europe B.V.	Netherland